EXHIBIT 7

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 10/31/25 to 11/3/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
10/30/2025	Sell	27,133	6.82
11/3/2025	Sell	27,621	6.82